04001382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delano Group Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED FEB 19 2004 181

141 W. Jackson Blvd., Suite 2176
(No. and Street)

Chicago | Illinois | 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Asplund (312) 583-1950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 | Chicago | Illinois | 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/25/6

OATH OR AFFIRMATION

I, David Asplund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delano Group Securities, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
MARY ROSE ROSENQUIST
COMMISSION EXPIRES 05/10/04

Signature

PRESIDENT

Title

Mary Rose Rosenquist

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANO GROUP SECURITIES, L.L.C.
(A Delaware Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of DELANO GROUP SECURITIES, L.L.C. (A Delaware Limited Liability Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELANO GROUP SECURITIES, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2004

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 43,837
Due from broker	45,373
Commissions receivable	64,942
Deposit with clearing broker	100,000
Furniture and equipment, net	12,591
Other assets	3,300
TOTAL ASSETS	$ 270,043

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 50,054
TOTAL LIABILITIES	50,054

MEMBERS' EQUITY

MEMBERS' EQUITY	219,989
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 270,043

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUES	
Placement fees	$ 601,866
Commission income	876,297
Interest	20,610
TOTAL REVENUES	1,498,773
EXPENSES	
Guarantee payment - member	12,000
Salaries and benefits	201,144
Clearing charges	18,085
Commissions	287,089
Computer expense	63,655
Regulatory fees	23,934
Professional fees	31,617
Rent	19,702
Insurance	30,713
Depreciation	5,634
Travel and entertainment	4,715
Other	37,220
TOTAL EXPENSES	735,508
NET INCOME	$ 763,265

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance at December 31, 2002	$ 226,478
Members contributions	-
Members withdrawals	(769,754)
Net income	763,265
Balance at December 31, 2003	$ 219,989

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net income	$ 763,265
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,634
Changes in assets and liabilities:	
Increase in due from clearing broker	(35,632)
Increase in commissions receivable	(23,832)
Decrease in other assets	48,744
Increase in accrued expenses	13,267
Total adjustments	8,181
Net cash provided by operating activities	771,446
Investing activities:	
Purchase of furniture, fixtures and equipment	(4,141)
Net cash used in investing activities	(4,141)
Financing activities:	
Members withdrawals	(769,754)
Net cash used in financing activities	(769,754)
Net decrease in cash	(2,449)
Cash at December 31, 2002	46,286
Cash at December 31, 2003	$ 43,837

Supplemental Cash Flow Information:
Cash payments for interest and taxes during the year $0.

The accompanying notes are an integral part of these financial statements.

1. *NATURE OF BUSINESS*

DELANO GROUP SECURITIES, L.L.C. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment banking, securities trading and brokerage services to select public and private companies, high net worth individuals and professional investors.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities Owned
Securities owned, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. At December 31, 2003, accumulated depreciation was $29,114.

Revenues from Commissions/Placement Fees
Placement fees and commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2003, the Company's regulatory net capital of $204,000 exceeded required net capital by $104,000. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. *OPERATING LEASE*

The Company signed an office space lease which expires on July 31, 2003. This lease is presently on month to month basis. The total rent paid in 2003 was $19,702.

5. *SUBSEQUENT EVENTS*

Between January 1, 2004 through February 5, 2004 there were $125,000 of Members' withdrawals.

6. *PENSION PLAN*

The Company has established a 401k profit sharing plan. Under the plan, each employee meeting the minimum age requirement with at least one year of service with a minimum of 1,000 hours is eligible to participate in the plan. The Company can make a matching contribution at the discretion of management. There were no matching contributions made during the year.

SUPPLEMENTARY INFORMATION

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Members' equity (from statement of financial condition)	$ 219,989
Deductions and/or charges:	
Non-allowable assets	
Furniture and fixtures, net	(12,591)
Other assets	(3,300)
NET CAPITAL	$ 204,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 104,098
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 199,093
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 50,054
Percentage of aggregate indebtedness to net capital	25%

Note: There is no material difference between this net capital calculation pursuant to Rule 15c3-1 and the computation prepared by and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

These schedules are not applicable as DELANO GROUP SECURITIES, L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of DELANO GROUP SECURITIES, L.L.C."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of DELANO GROUP SECURITIES, L.L.C. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DELANO GROUP SECURITIES, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control

structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
February 5, 2004